UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: March 5, 2013

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Morria Biopharmaceuticals Plc

On March 5, 2013, Morria Biopharmaceuticals Plc (the “Company”) issued a press release announcing that (i) it has appointed Gur Roshwalb, MD as its Chief Executive Officer and (ii) it has changed its trade name to Celsus Therapeutics.

Dr. Roshwalb joins Celsus Therapeutics from Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock (April 2008-February 2012), Dr. Roshwalb was involved in the valuation, diligence and deal structuring of numerous pharmaceutical and biotechnology companies. Prior to Venrock, he was a senior equity analyst at Piper Jaffray (June 2004- March 2008) publishing research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and Board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

On March 4, 2013, the Company entered into an employment agreement with Dr. Roshwalb to be its Chief Executive Officer. The employment agreement, which is governed by New York law, is terminable by either party, upon three months’ prior written notice. In addition, the Company is entitled to terminate Dr. Roshwalb’s employment immediately, under certain circumstances, including, among other things, upon the occurrence of a material, recurring, continuing or fundamental breach of his obligations under the employment agreement, bankruptcy, inability to perform his duties under the employment agreement or criminal conviction under certain circumstances.

The annualized salary of Dr. Roshwalb shall be $350,000, plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. The board of directors will review Dr. Roshwalb’s salary annually, although it is not obligated to increase it. In addition, he is entitled to receive an option to purchase 560,000 Ordinary Shares under the Company’s stock option plan as soon as practicable following its June 2013 Annual General Meeting. The exercise price of such option will be equal to the greater of $2.00 per Ordinary Share or the fair market value (as such term in defined by the option plan) of an Ordinary Share on the effective date of the grant. On each anniversary of the effective grant date, 25% of the shares subject to the option shall vest, subject to Dr. Roshwalb’s continued employment on each such vesting date and full vesting upon a change of control. Upon the Company’s closing of a financing of issued securities of no less than $15,000,000, Dr. Roshwalb shall be granted an option to purchase 100,000 Ordinary Shares under the Company’s option plan, which shall have the same exercise price and same vesting provisions as set forth above. At the sole discretion of the Board of Directors or the Compensation Committee of the Board, following each calendar year of employment, Dr. Roshwalb shall be eligible to receive an additional cash bonus of up to thirty-three percent (33%) of his base salary, based on the attainment of certain clinical development, and/or business milestones to be established annually by the Board or the Compensation Committee.

Upon termination of Dr. Roshwalb’s employment without cause, in addition to any accrued but unpaid base salary and expense reimbursement, he shall be entitled to receive an amount equal to 12 months of base salary at the highest annualized rate in effect at any time before the employment terminates payable in substantially equal installments. Dr. Roshwalb shall also be entitled to COBRA continuation coverage paid in full by the Company for up to a maximum of twelve (12) months following the date of termination.

The employment agreement includes a non-competition covenant that, during the term of his employment by the Company, Dr. Roshwalb cannot be involved, directly or indirectly, in any competing activity or any activity that may pose competition to or harm the Company, and for a period of six months after the termination of the agreement with the Company, to be involved in or provide any consultation services to any business that competes, or that is likely to compete with the Company’s business. Dr. Roshwalb also cannot engage in any activity outside the scope of his employment without the Company’s prior approval. Dr. Roshwalb is also obligated to keep confidential the confidential information of the Company. In addition, the intellectual property and the technology that are developed during the provision of these services will be owned by the Company.

The corporate name change will be presented to the Company's shareholders at its Annual General Meeting of Shareholders to be held in June 2013, but has been approved by the Company's Board of Directors.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated March 5, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By:	/s/ Dov Elefant
Dov Elefant Chief Financial Officer Date: March 5, 2013